VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

June 13, 2014

VIA EDGAR

Ms. Amy Miller, Esq.

U.S. Securities and Exchange Commission

100 F. Street

Washington, D.C.  20549

RE:                          Voya Senior Income Fund (formerly, ING Senior Income Fund)

(SEC File Nos. 333-192499, 811-10223)

Ms. Miller:

This letter responds to comments provided by the Staff of the U.S. Securities and Exchange Commission (“Staff”) to Jay Stamper and Paul Caldarelli on June 10, 2014, for Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 for Voya Senior Income Fund (“Registrant”) filed on April 25, 2014. Our summary of the comments made to the Prospectus and Statement of Additional Information and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

1.                                      Comment:                                     The Staff requested that the Registrant add disclosure to the front cover of the prospectuses to indicate the type of registrant (e.g. bond fund, balanced fund, business development company, etc.) in compliance with Item 1.1(b) of Form N-2.

Response:                                        The Registrant has revised the front cover of the prospectuses to include the Fund’s investment objective as Item 1.1(b) of Form N-2 requires the identification of the type of registrant or a brief statement of the registrant’s investment objective.

2.                                      Comment:                                     With respect to the third paragraph of the section entitled “Principal Investment Strategies,” the Staff noted that the disclosure states that the Fund could also invest in certain types of derivative instruments as long as the reference obligation is a “Senior Loan.”  The Staff requested clarification as to the extent the Fund would invest in these types of derivatives and not direct investment in Senior Loans?

Response:                                        The inclusion in the prospectus of the ability for the Fund to make investments in loans by means of the enumerated types of derivative instruments was intended to offer investment flexibility to the Fund to respond to potential changes in the senior loan market, such as changes in the availability of loans for direct purchase.  Recently, the Fund has made no investments in loans by means of such derivative instruments. There are no such participations currently in the Fund’s portfolio.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
Voya Investment Management – Voya Family of Funds

Attachment

Cc:                             Huey P. Falgout, Jr.

Voya Investments, LLC

Jeffrey S. Puretz, Esq.

Dechert LLP

ATTACHMENT A

VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

June 13, 2014

VIA EDGAR

Ms. Amy Miller, Esq.

U.S. Securities and Exchange Commission

100 F. Street

Washington, D.C.  20549

RE:                          Voya Senior Income Fund (formerly, ING Senior Income Fund)

(SEC File Nos. 333-192499, 811-10223)

Dear Ms. Miller:

Voya Senior Income Fund (the “Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
Voya Investment Management – Voya Family of Funds

Attachment

cc:                                Jeffrey S. Puretz, Esq.

Dechert LLP